Exhibit 99.1

Press Release
Descartes Acquires Extensiv
Adds AI-Enabled 3PL Warehouse Management and Omnichannel Fulfillment Capabilities to the Global Logistics Network
WATERLOO, Ontario, and ATLANTA, Georgia, Sept 1, 2026 (GLOBE NEWSWIRE) — The Descartes Systems Group (Nasdaq: DSGX) (TSX: DSG), the global leader in uniting logistics-intensive businesses in commerce, today announced the acquisition of Extensiv, a leading provider of warehouse management and fulfillment solutions for third-party logistics providers (3PLs) and the brands they serve.
The acquisition extends Descartes' warehouse and inventory management capabilities while deepening its reach into the 3PL and ecommerce fulfillment market.  Extensiv helps 3PLs better manage inventory, orders, B2B and B2C fulfillment, and billing across a connected network of sales channels, ecommerce platforms, online marketplaces, and carriers. That breadth generates a rich set of omnichannel fulfillment data to fuel AI capabilities for warehouse operators and their customers alike. Extensiv’s AI capabilities enable users to quickly access insights, improve decision-making and reduce manual effort.
"3PLs are under constant pressure to fulfill faster, scale flexibly, and support the evolving needs of modern brands," said Mikel Richardson, GM, Ecommerce Operations at Descartes.  "Descartes has long been a trusted technology provider for 3PLs. Extensiv strengthens that position by adding more participants, more contextually rich operational data and fulfillment intelligence to the Descartes Global Logistics Network.”
“We're excited to welcome Extensiv’s customers, partners, and employees,” said Scott Sangster, GM, Logistics Services Providers at Descartes. “The combination of Extensiv with Descartes' transportation, connectivity, visibility, trade intelligence, customs compliance, and last mile delivery solutions, enables logistics service providers to expand their offerings and scale operations with a single technology provider versus a patchwork of vendors.”
Extensiv is headquartered in California. Descartes acquired Extensiv for approximately US $120 million, satisfied from cash on hand. This further investment into solutions for the logistics services provider community follows Descartes' announced acquisition of Tai on August 24, 2026, a business that provides AI-powered transportation management solutions for freight brokers.

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved

About Descartes
Descartes powers more responsive, efficient, secure and sustainable international and domestic supply chains by uniting logistics-intensive businesses on its Global Logistics Network (GLN). Shippers, carriers, and logistics service providers connect and collaborate on the GLN leveraging technology, data and AI to manage last mile deliveries, domestic and international shipments, transportation rating and payment, global trade research, customs compliance and a variety of regulatory processes. Learn more about Descartes at www.descartes.com and connect with us on LinkedIn and X.

Descartes Investor Contact
Laurie McCauley
investor@descartes.com
Cautionary Statement Regarding Forward-Looking Statements
This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' acquisition of Extensiv and its solution offerings; the integration of the Extensiv business and solutions with Descartes' operations and offerings, the potential to provide customers with warehouse management and fulfillment solutions; other potential benefits derived from the acquisition and Extensiv’s solution offerings; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the expected future performance of the Extensiv business based on its historical and projected performance, the successful integration of the acquired business, the retention of customers and employees, realization of anticipated synergies and benefits, as well as the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities regulatory authorities across Canada including Descartes’ most recently filed annual and interim management's discussion and analysis which are available under Descartes’ profile through the EDGAR website at http://www.sec.gov or through the SEDAR+ website at http://www.sedarplus.com/. If any such risks actually occur, they could, among other consequences, materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purposes of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc. | info@descartes.com | www.descartes.com | © All rights reserved